File No. 070-10274

                           (As filed January 7, 2005)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             APPLICATION/DECLARATION
                                  ON FORM U-1/A

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               KeySpan Corporation
------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
                               -------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This pre-effective Amendment No. 1 amends and restates the Form U-1 Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on December 17, 2004, as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

Background

     KeySpan Corporation ("KeySpan") registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Securities and Exchange Commission (the "Commission") by order dated November 7, 2000 (Holding Co. Act Release 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Release No. 27281) (collectively, the "Merger Order").

     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan also directly or indirectly owns various non-utility subsidiaries (collectively referred to as the "Non-Utility Subsidiaries") through which KeySpan engages in energy related non-utility activities as described in the Merger Order.

     By order dated December 18, 2003, the Commission issued an order, Release No. 35-27776 in File No. 70-10129 (the "Financing Order"), based on the Application-Declaration on Form U-1/A filed in that proceeding on December 17, 2003 (the "Financing Application"), that authorized KeySpan and its Subsidiaries[1] to engage in a program of external and intrasystem transactions, including, among other things, the authorization to engage in certain types of credit support arrangements through December 31, 2006 (the "Authorization Period"). The Financing Order expressly provides in relevant part that KeySpan is authorized to:

          ... enter into Guarantees, Performance Guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable the Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (excluding obligations exempt under rule 45) ("Guarantee Financing Limit").

                                      * * *

          Any Guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

     As further described below, KeySpan (the "Applicant") now intends to engage in certain transactions involving the divestiture of one or more of the indirect non-utility subsidiaries of KeySpan Services Inc. ("KSI"), a wholly owned, indirect non-utility subsidiary of KeySpan (collectively, the "KSI Subsidiaries"), which will involve the continued maintenance of certain existing guarantees by KeySpan in favor of the KSI Subsidiaries that were previously issued in accordance with the Financing Application. KeySpan expects to sell such KSI Subsidiaries to individuals, groups, or corporations. KeySpan proposes to maintain such existing guarantees after the divesture of the KSI Subsidiares.

--------
1 "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries, the Intermediate
     Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and the Non-Utility Subsidiaries.

     For purposes of this application-declaration (the "Application"), the KSI Subsidiaries include the following Non-Utility Subsidiaries:

     Delta KeySpan, LLC ("Delta KeySpan") - a Delaware limited liability company which designs, builds and installs HVAC systems primarily for commercial customers in Rhode Island and the New England region.

     Granite State Plumbing & Heating, LLC ("Granite State") - (formerly Granite State Plumbing and Heating, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of commercial and industrial plumbing, HVAC equipment and process piping systems for customers in the industrial and governmental sector, as well as real estate developers in New England.

     Northern Peabody, LLC ("Northern Peabody") - (formerly Northern Peabody, Inc.) is a Delaware limited liability company that is a mechanical contractor engaged in the design, installation and service of plumbing, heating, ventilation, air conditioning and process piping systems. It serves commercial, industrial and institutional customers, in the hospital, healthcare and governmental markets in New Hampshire, southern Maine and Massachusetts (excluding Boston).

     WDF Inc., and its subsidiaries ("WDF") - a New York corporation which provides mechanical contracting services to large scale commercial, institutional and industrial customers in the New York area. Its services are primarily the design, construction, alteration, maintenance and repair of plumbing and HVAC systems including related piping installation and welding.

     Binsky & Snyder, LLC, and its subsidiaries - a Delaware limited liability company and a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey. Binsky & Snyder, LLC also provides specialty mechanical contracting services involving process piping work for non-HVAC purposes which is beneficial in attracting and retaining customers for its HVAC business.

     Binsky and Snyder Service, LLC - a Delaware limited liability company and engaged in installing HVAC systems for commercial and industrial customers located primarily in New Jersey.

     The approval by the Commission of this Application will give the Applicant the flexibility that will allow it to respond quickly and efficiently to its capital needs and to changes in market conditions through the divestiture of KeySpan's non-core businesses, thereby allowing KeySpan to efficiently and effectively carry on its core business activities designed to provide benefits to customers and shareholders.

 In addition, with respect to WDF, Binsky & Snyder, LLC and Binsky and Snyder Service, LLC due to the fact that Applicant has not presently negotiated agreeable terms with any potential buyer for these companies, Applicant hereby requests that the Commission reserve jurisdiction over the proposed maintenance of the existing guarantees after the proposed divestiture of these companies for an interim period of time subsequent to such divestiture.

KSI Non-Utility Subsidiary Guarantees Transaction

     With respect to Delta KeySpan, Granite State and Northern Peabody, KeySpan presently has in place the guarantees issued by KeySpan in favor of these companies as set forth in Exhibit H hereto (the "KSI Non-Utility Subsidiary Guarantees").

     Applicant proposes to divest itself from time to time of one or more KSI Subsidiaries in one or more transactions involving the sale of assets and/or securities to certain unaffiliated third parties. As noted above, certain of these KSI Subsidiaries are the beneficiaries of the KSI Non-Utility Subsidiary Guarantees. Upon divestiture, Applicant intends to maintain in place any then existing KSI Non-Utility Subsidiary Guarantees in accordance with the terms of the contractual obligations associated therewith.

     In connection with any such proposed divestiture, the terms of these previously issued and authorized KSI Non-Utility Subsidiary Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with any such proposed divestiture. Finally, such KSI Non-Utility Subsidiary Guarantees would remain in place only for an interim period until the completion of a project and the expiration of any associated warranty period in accordance with contractual obligations. The original aggregate value of the issued KSI Non-Utility Subsidiary Guarantees was approximately $76 million. The presently outstanding aggregate exposure of the KSI Non-Utility Subsidiary Guarantees has been substantially reduced and as of November 30, 2004 is approximately $23 million.

     Each of the KSI Non-Utility Subsidiary Guarantees operates in accordance with the terms of its respective contract. Generally, an A-rated national surety company issues a bond for the estimated dollar amount needed to complete a particular work project. KeySpan issues performance guarantees to the respective KSI Subsidiary for the value of the bond. In the event that the work project cannot be completed and the surety company needs to collect some, or all, of the bond dollar amount from the KSI Subsidiary, KeySpan could be liable for some, or all, of that dollar amount provided by such performance guarantee.

     Each of the KSI Non-Utility Subsidiary Guarantees have varying terms, and in certain cases the term has no date certain but is set to expire upon completion of the work project. In any event, with respect to each of the KSI Subsidiaries, none of the KSI Non-Utility Subsidiary Guarantees, including any associated warranty period, are expected to terminate later than the dates set forth below:

       Delta KeySpan, LLC                                   February 28, 2007
       Granite State Plumbing & Heating, LLC                September 30, 2006
       Northern Peabody, LLC                                February 28, 2006

     KeySpan asserts that it is in the best interests of KeySpan and its shareholders for the Applicant to maintain the KSI Non-Utility Subsidiary Guarantees in place after the proposed divestiture of the KSI Subsidiaries. Delta KeySpan, Granite State and Northern Peabody, in the aggregate, have incurred losses before income taxes of approximately $ 5 Million for the year ended December 31, 2003. For the nine months ended September 30, 2004, the aggregate losses attributable to these companies incurred by KeySpan was approximately $ 300,000. In addition, in September 2004, KeySpan recorded a non-cash goodwill impairment charge related to these companies of approximately $11 Million.

     As of September 30, 2004, these companies had outstanding net intercompany balances of approximately $ 16 Million, in the aggregate. As part of the divestiture transactions, such amount will be written off and absorbed by KeySpan and no KeySpan subsidiary will fund or otherwise be required to absorb any part of such amount.

     Based on the historical operating performance and KeySpan's operating projections for the KSI Subsidiaries, KeySpan reasonably believes that if it were to retain these businesses, the risk of potential future losses, in the aggregate, could exceed KeySpan's exposure from the maintenance of the KSI Non-Utility Subsidiary Guarantees should it be required to perform under such guarantees. In addition, based on this operating performance, KeySpan also believes that it is necessary to keep the KSI Non-Utility Subsidiary Guarantees in place for Northern Peabody, Delta KeySpan and Granite State in order to maximize the value received for each such company upon divestiture. Moreover, KeySpan also believes that it may be necessary to keep the KSI Non-Utility Subsidiary Guarantees in place for WDF, Binsky & Snyder, LLC and Binsky and Snyder Service, LLC in order to maximize the value received for each such company upon divestiture.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Applicant considers Sections 6 and 7, and Rule 54 of the Act to be applicable to the proposed transactions described herein. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the transactions described herein, Applicant requests such approval and demonstrates compliance herein.


Sections 6 and 7

     Sections 6 and 7 of the Act regulate issuances of securities and were enacted to protect the public interest, investors and consumers from certain types of abuses that would result in the issuance of securities that comprise "highly speculative features which not only make such issues unsuitable for investment purposes, but also may have disastrous effects on the general economic welfare..." (see Eastern Utilities Associates, 38 S.E.C. 728, 732-36
(1958), quoting the Federal Trade Commission Report referred to in Section 1(b) of the Act, Part 72-A at pp. 860-861).

     Section 6(a) of the Act specifically provides in relevant part that, without prior Commission authorization, it shall be unlawful for a registered holding company or subsidiary company "... directly or indirectly (1) to issue or sell any security of such company; or (2) to exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company."

     The divestiture of a non-utility subsidiary company through a stock sale transaction would involve the issuance of securities. However, it would not involve the type of transaction intended to be prohibited or regulated by
Section 6(a) of the Act. Such a sale would not comprise the sale or issuance directly or indirectly by a subsidiary company of its own securities, as proscribed by Section 6(a). Rather, such a transaction would comprise the sale directly by a parent company of a non-utility asset (i.e., its interest in the capital stock of a non-utility subsidiary). Accordingly, by its terms, Section 6(a) would not prohibit the Applicant from divesting one or more of the KSI Subsidiaries.

     With respect to the maintenance of the KSI Non-Utility Subsidiary Guarantees following the divestiture of one or more KSI Subsidiaries, Section 6(a) provides that any transaction that would alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security requires prior Commission approval under Section 7 of the Act. The transactions described herein would alter the nature of the rights of the holders of the KSI Non-Utility Subsidiary Guarantees only to the extent that subsequent to such a proposed divestiture, the issuer of such KSI Non-Utility Subsidiary Guarantees, namely, KeySpan, would no longer be an affiliate of such KSI Subsidiary. The nature and terms of the KSI Non-Utility Subsidiary Guarantees would not be altered in any other respect.

     Section 7(e) provides:

          If the requirements of subsection (g) are satisfied, the Commission shall permit a declaration to become effective regarding the exercise of a privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security unless the Commission finds that such exercise of such privilege or right will result in an unfair or inequitable distribution of voting power among holders of the securities of the declarant or is otherwise detrimental to the public interest or the interest of investors or consumers.

     The KSI Non-Utility Subsidiary Guarantees have previously been issued and authorized in accordance with the authority granted by the Financing Order. The terms of the KSI Non-Utility Subsidiary Guarantees would not change in any respect. No new guarantees and indemnities would be issued in connection with the transactions described herein. The voting power among holders of the securities of the Applicant would not be altered in any respect in connection with the transactions described herein. With respect to the public interest and the interests of investors and consumers, the transactions described herein would be beneficial because it would allow KeySpan to further its strategy of continued focus and growth of its core businesses, while exploring the divestiture of some or all of its non-core assets. Other than as stated above, the rights of the holders of the KSI Non-Utility Subsidiary Guarantees will not be altered in any way upon divestiture of a KSI Subsidiary. In fact, the maintenance of the KSI Non-Utility Subsidiary Guarantees subsequent to divestiture will protect consumers and assure that work projects can be completed.

     Section 7(g) provides that

          If a state commission or state securities commission, having jurisdiction over any of the acts enumerated in subsection (a) of Section 6, shall inform the Commission, upon request by the Commission for an opinion or otherwise, that state laws applicable to the act in question have not been complied with, the Commission shall not permit a declaration regarding the act in question to become effective until and unless the Commission is satisfied that such compliance has been effected.

     The transactions described herein would each strictly be a private transaction involving the divestiture of a non-utility company engaged in a business that is not regulated by any state commission. Accordingly, no state commission or state securities commission would have any jurisdiction over the transactions described herein.

     As provided above, the standards of Sections 6 and 7of the Act are met by the proposed transactions described herein because (i) the transactions described herein would not result in an unfair or inequitable distribution of voting power among holders of the securities of the declarant, and is not otherwise detrimental to the public interest or the interest of investors or consumers, and (ii) no state commission and no state securities commission would have any jurisdiction over the proposed transaction.

Rule 54

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2004, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $ 1,129,251,000. With respect to Rule 53(a)(1), the Commission determined in the Financing Order (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $3 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Financing Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $657 million as of December 31, 2000 to approximately $1.13 billion as of
September 30, 2004. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2004. As of September 30, 2003, the most recent period for which financial statement information was evaluated by the Commission in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 38.67% common equity and 61.33% debt (including long and short-term debt and preferred stock). As of September 30, 2004, KeySpan's consolidated capitalization consisted of 42.36% equity and 57.64% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Present Financing Order that KeySpan's common equity will be at least 30% of its capitalization. In addition, KeySpan's average consolidated retained earnings increased from approximately $480 million as of December 31, 2000 to retained earnings of approximately $665 million as of September 30, 2004. KeySpan's EWG and FUCO investments have been profitable, in the aggregate, for all quarterly periods from December 31, 2000 through September 30, 2004. Accordingly, since the date of the Financing Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.


ITEM 4.  REGULATORY APPROVALS

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.

ITEM 5.  PROCEDURE

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicant requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS


Exhibits


   A        Not applicable

   B        The Non-Utility Subsidiary Sale Agreement (to be filed by amendment)

   C        Not applicable

   D        Not applicable

   E        Not applicable

   F-1      Opinion of Counsel (previously filed)

   F-2      Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

   G        Form of Federal Register Notice (previously filed)

   H KSI Non-Utility Subsidiary Guarantees (previously filed on a confidential basis)


Financials

   FS Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows of KeySpan Corporation as of September 30, 2004, along with notes thereto (filed with the Commission on Form 10-Q for the quarterly period ended September 30, 2004, and incorporated by reference herein)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The transactions described herein do not involve a "major federal action" nor will any such transaction "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the transactions described herein will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions described herein.





                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.


                                             KEYSPAN CORPORATION


                                             /s/ John J. Bishar, Jr.
                                             --------------------------------
                                             John J. Bishar, Jr.
                                             Senior Vice President, Secretary
                                             and General Counsel